UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2017

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: BoD gives go-ahead to joint venture with Canal+

The joint venture will deal with productions and joint productions as well as the acquisition of rights

Rome, 20 October 2017

The TIM Board of Directors met today, chaired by Arnaud de Puyfontaine, to examine and approve by a majority the binding term sheet for the creation of a joint venture with Canal+.

The purpose of the joint venture is to design and implement the premium video content offer that TIM will offer its customers to speed up the development of fibre connectivity.

“With this transaction, TIM is taking an important step forward in the strategy of convergence between telecommunications and media”, commented TIM’s Chief Executive Officer, Amos Genish. “The joint venture with Canal+ will in fact allow us to seize new opportunities for growth in a market undergoing continuous evolution through a commercial offer of fibre connectivity combined with premium video content.”

The joint venture will see TIM hold a 60% stake and Canal+ 40%. The Chief Executive Officer will be chosen from the TIM-appointed directors within a board of directors made up of 5 members (3 appointed by TIM and 2 by Canal+), who have a professional profile in line with the initiative.

The transaction will be a transaction with a related party, since Canal+ International S.A.S. is a subsidiary of Vivendi S.A., which Consob has categorised as the de facto controller of TIM: specifically, it is a transaction of lesser importance, based on the parameters set out in the applicable Consob Regulation. As such, it has been approved by the Control and Risk Committee, by a majority vote, with the justified vote against of two directors; on the other hand, the Committee was unanimous in expressing the view that the future transactions of the joint venture should be considered TIM transactions, for the purposes of the application of the Company procedure for performing transactions with related parties.

***

The Board of Directors has also started its review of

•	the measure issued by the Presidency of the Council of Ministers on 28 September 2017, regarding notification pursuant to art. 2 of the “Golden Power” decree and

•	the decree of 16 October 2017, exercising the special powers pursuant to art. 1 of this Golden Power decree.

The Board of Directors reserved the right to examine in greater depth the effects of the decisions taken by the government, and, in particular, the initiatives to be taken to comply with the prescriptions imposed regarding wholly owned subsidiaries TIM Sparkle and Telsy, as well as TIM itself. In this regard, TIM fully shares the government’s worries concerning the protection of security and national defence, and with respect to these needs it intends, irrespective of any further evaluation in legal terms, to engage in all useful discussions with a spirit of full collaboration.

It is pointed out that TIM, Sparkle and Telsy have a period of 90 days to inform the Presidency of the Council of Ministers of the measures adopted to comply with these prescriptions.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager